mF International Limited

Unit 1801, Fortis Tower, 77-79 Gloucester Road,

Wan Chai, Hong Kong

VIA EDGAR

March 27, 2024

Ms. Alexandra Barone

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	mF International Limited
Registration Statement on Form F-1, as amended Initially Filed on August 22, 2023
File No. 333-274158

Dear Ms. Alexandra Barone:

In accordance with Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, mF International Limited hereby requests acceleration of effectiveness of the above-referenced Registration Statement so that it will become effective at 4:30 pm, Eastern Time, on March 29, 2024, or as soon thereafter as practicable.

Very truly yours,

mF International Limited

By:	/s/ Stephen Lam
Name:	Stephen Lam
Title:	Chairman and Executive Director

cc.	Ying Li, Esq., Hunter Taubman Fischer & Li LLC